Exhibit 99.2

Driving Video Quality and Efficiency in High - Growth Markets World Leader in Accelerated Video Performance August 2025

All statements in this presentation, other than those relating to historical facts, are "forward - looking statements . ” Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses financial plans, its project pipeline, its expected revenue models, the potential of its technology, its strategy, market potential for its technology and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4 , 2025 and in subsequent filings with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Any offering of securities can only be made in compliance with applicable securities laws . Trade names, trademarks and service marks of third parties in this presentation are the property of their respective holders . Forward - looking statements / 2

As video volumes surge, it now represents over 80% of consumer internet traffic 1 , and has become a dominant, petabyte - scale data type for fast - growing Machine Learning & Autonomous Vehicles companies. Managing this scale has become increasingly complex and costly - driving sharp demand for efficient, multi - year storage, fast and flawless delivery, and high - performance, cost - effective video operations / 3 1 NVIDIA blog Video & Data are Rapidly Scaling

BEAMR

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The key drivers fueling the video market include:







Media & Entertainment

Beamr solution:

Deliver high-efficiency video for VoD or live streaming across variety of video formats: AVC, HEVC, and AV1

User-Generated Content

Beamr solution:

Scalable solution designed to support high-volume operations on social media and content creation applications

Autonomous Vehicles & ADAS

Beamr solution:

Managing AV petabyte-scale real-world footage and synthetic data. Preserving AI model accuracy while reducing multi-year storage and infrastructure costs by up to 50%

without Beamr
12.2 Mbps
with Beamr
2.2 Mbps

Smaller Videos
Same Quality

GPU-accelerated video processing powered by AI

- Beamr makes video smaller by 30%-50%
- Faster to move videos over networks
- Securing video quality according to subjective and objective metrics
- For human vision and computer vision alike

Boost Video Performance, Preserve Quality, and Cut Costs by Up to 50% Cloud Partners Available on AWS Marketplace and a member of the AWS ISV accelerate program; integrated with Oracle Cloud Infrastructure (OCI) NVIDIA Partner The world’s first GPU - accelerated video optimization service, delivering up to 10x performance compared to CPU - based solutions Trusted by Industry Leaders Netflix | Paramount | Deluxe | Snapfish | Avaya 53 Patents Protecting Our Technology Utilizing AI - trained computer vision processing algorithms, winner of Emmy® Award for Beamrʼs Content - Adaptive video encoding technology CABR / 6

Over 50 Enterprise Customers Our existing customers are mainly in the video streaming market / 7

NVIDIA Collaboration 1 – Beamr PR , February 2022 By collaborating with BEAMR, we made the NVENC API much more flexible, enabling it to run multiple passes and achieve unbounded quality for BEAMR's CABR. Andrew Page Director of Advanced Technologies in the Professional Visualization group at NVIDIA 1 / 8 NVIDIA, a multinational technology company and a leading developer of GPUs for the AI industry, with an annual revenue of $130.5 billion for the fiscal year 2025

AWS marketplace and a member of AWS ISV Accelerate program Oracle Cloud Expertise and member of Oracle Partner Network The cloud represents a huge opportunity for our partner community. Beamr’s commitment to innovation with the Oracle Cloud and quality execution helps our mutual customers receive cloud - enabled, automated, and scalable video processing solutions ready to meet critical business needs. David Hicks, group vice president, Worldwide ISV Cloud Business Development, Oracle 1 / 9 1 - Beamr PR, June 2024 Partnerships with Leading Cloud Platforms

BQM is a sophisticated PATENTED perceptual quality metric using AI computer vision algorithms / 10 Preserving • Added blockiness • Texture loss • Added artificial texture • Pixel differences Analyzing • Temporal flow • Edge loss • Faces • Skin areas Trusted Technology

Autonomous Vehicles Video Data Explosion 1 - 4 + Terabytes 100 - 500 + Petabytes Data produced by one autonomous car per day Data required for training a single AV model

/ 12 Infrastructure and Multi - Year Storage Challenges The autonomous vehicles revolution faces massive data challenges - Overwhelming infrastructure investment, multi - year storage and AV and ML workflows Growing investments With growing streams of video data - long - term, multi - year storage and egress costs, as well as compute usage rise sharply Workflow bottlenecks Massive datasets create friction across the AV and ML lifecycle - slowing training, inference, and analysis, and straining infrastructure efficiency

/ 13 Data Factories Under Load In the race to develop autonomous vehicles, managing video data at scale requires vast “ data factories ” — integrated pipelines, in the cloud or on - premises, for ingestion, processing, model training, and continuous improvement. For AV teams managing 100 - 500 + petabytes of real - world footage and synthetic video, every stage of the pipeline can become a bottleneck. Sustaining throughput requires ongoing investment in storage, compute, and retrieval infrastructure. Deployment & Iteration Beamr AV Video Data Compression Data Pre - Processing and Ingestion Data Processing and Enhancement AV and ADAS Development & Evaluation Data Factory

/ 14 Beamr makes videos smaller by 20% - 50 % ML - safe computer vision Faster to move videos over AV data Factories GPU - Accelerated performance ML - Safe Video Data Compression at Scale With Beamr: 92 MB Without Beamr: 2 GB Beamr Solution:

/ 15 Significant Improvements Over Existing Autonomous Vehicles Solution Successful AV real - world footage proof - of - concept To learn more, visit Beamr blog AV Video Data Efficiency at scale 23% 40% - 50 % Additional savings Additional savings using Beamr with modern codecs

/ 16 1. AV companies with test vehicles on the road based on NVIDIA Autonomous Vehicles Safety Report link 2. CAGR estimation is based on Automotive Data Management Market Size, Share, and Trends 2024 to 2034 link 3. Video data storage size and cost are based on Beamr ’ s estimations 4. Expected savings with Beamr ’ s solution are based on Beamr ’ s testings and PoCs 80 + AV companies with test vehicles on the road 1 100 - 500 PB Video data storage for typical AV company 3 $ 10 - 20 M+ Long - term storage expenses per year for AV company 3 20.62 % CAGR estimation 2 20% - 50 % Expected savings with Beamr ’ s solution 4 Autonomous Vehicle Business Potential

Media & Entertainment and UGC Video Markets After 4 K Before 720 p

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Live 4Kp60 with Super Resolution

Beamr's GPU-accelerated technology enables broadcasters and streamers of live sport matches or music concerts to deliver ultra-high-definition video from low-resolution sources in real time


0:43


0:43

More quality at the same cost

Live sports broadcasts and high-quality video productions delivered without compromising speed or quality - while preserving costs or significantly reducing them.

NVIDIA Holoscan for Media

The integration of **Beamr's Content-Adaptive optimization with the NVIDIA platform for live media pipelines** makes 4Kp60 live streaming faster, more efficient, and seamless.

4K live streaming requires optimization to support the advanced workflows needed for immersive, personalization, and interactive applications. With NVIDIA GPUs, Beamr video compression gains can be provided for live video streams at up to 4K resolution, and customers using Beamr's content-adaptive bitrate technology on the Holoscan for Media platform can tap into higher-quality live video feeds."

Richard Kerris
vice president of media and entertainment at NVIDIA[1]

1. Beamr PR, September 2024

Disrupting the Video World Private Cloud and On - Premises Beamr services are designed for easy integration into enterprise and other customers infrastructures. SaaS: Beamr Cloud Automated, efficient and scalable video cloud service, easily integrates with existing video workflow, and offering secured by public cloud. / 19

Validating Our Value in the AV Market / 20 March 2025 Soft launch of AV solution at NVIDIA GTC, San Jose, California Showcasing Beamr ’ s AV solution to leading companies in the industry, resulting in positive engagements with both prospective clients and partners. June 2025 Full Launch of AV Solution at NVIDIA GTC Paris At NVIDIA GTC Paris we have launched our AV solution, tailored to address the critical challenges of autonomous vehicles and ADAS companies. Q 2 - Q 3 2025 Successful PoCs Following the launch of our solution, we received strong interest from AV companies, and engaged in multiple Proof of Concepts (PoCs), several of them showing successful results - validating our contribution to this rapidly growing market.

Dani Megrelishvili CPO Mr. Megrelishvili ’ s previous role with us was between November 2014 and November 2017 , serving as Head of JPEGmini business unit. Prior to rejoining us, during 2022 , he served as a product manager at Lexense, a legal - tech startup offering tools to handle and manage legal disputes. Prior to that, between 2020 - 2021 , Mr. Megrelishvili served as product manager at Wix.com Ltd (NASDQ: WIX), Wix provides cloud - based web development services. It allows users to create websites and mobile sites through the use of online tools. Tamar Shoham CTO A leading imaging and video scientist, with over 20 years experience in algorithm development and industry - oriented research, primarily in the field of video quality and compression. Prior to joining Beamr, Ms. Shoham was a research fellow at the Technion Signal and Image Processing Lab. Prior to that, she was in the algorithm group in Comverse, pioneering video solutions in the company. Ms. Shoham holds a Bachelor of Science from Tel - Aviv University, and a Master of Science with honors from the Technion Institute of Technology, both in Electrical Engineering. She has published many academic papers and is a primary inventor of 40 international patents to date. Sharon Carmel CEO and Chairman of the Board A serial entrepreneur with a proven track record in the software space. In 1994 , Mr. Carmel co - founded Emblaze (LON: BLZ), which developed the first video chips for Samsung Mobile. The company went public in 1996 , and in 2000 reached a peak market cap of ~$ 7 B. In 2002 Mr. Carmel founded his second start - up, BeInSync, which developed P 2 P synchronization and online backup technologies, and was acquired in 2008 by Phoenix Technologies (NASDAQ: PTEC). Danny Sandler CFO Chief Financial Officer since December 2021 . Mr. Sandler joined us in May 2020 , initially as our Director of Finance. Prior to joining us, between December 2014 and May 2020 , Mr. Sandler served in various roles and, most recently as Assurance Manager in the Hi - Tech and Life Science Practice at EY, a global accounting and consulting firm. Prior to that, between 2011 and 2014 , he was a finance associate at Seeking Alpha, a crowd - sourced content service for financial markets. Mr. Sandler holds a Bachelor's degree in Economics and Accounting from Bar - Ilan University. Michael Ozeryansky VP R&D A software development and management veteran with more than two decades of experience. Mr. Ozeryansky has significant experience in software development and cloud platforms. Prior to Beamr, Michael worked at various startups and public companies including Keepy AI, Sense Education, PTC (NASDAQ: PTC) and Amdocs (NASDAQ: DOX). Mr. Ozeryansky holds a Master ’ s degree in Management of Technological Companies from The Israeli College of Management.and a Bachelor ’ s degree in Mathematics and Computer Science from Bar - Ilan University Haggai Barel COO A seasoned entrepreneur with extensive experience of founding and leading public companies. Mr. Barel co - founded and served as CEO of Orca Interactive, which was a leading IPTV provider, went public in the London stock exchange in 2004 , and was acquired by Orange (France Telecom). After that, he was founder and CEO of Deep, a company leveraging AI to create contextual visual storytelling elements and automate video production, which was acquired in 2023 . Mr. Barel is a graduate of Harvard ’ s Presidents Program in management and a member of YPO (Young Presidents ’ Organization) global leadership community. He holds a bachelor ’ s degree in computer science from The Academic College of Tel - Aviv, Yafo. / 21 Management Team

Tal Barnoach Director Serves as a board member since January 2014 . Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund, since July 2014 , Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020 . Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Neema, Bit, Lumen, Deep, Replix, Qwilt, Minta, Zur Shamir and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996 ), Orca Interactive (acquired by France Telecom in 2008 ), BeInsync (acquired by Phoenix Technologies in 2008 ) and Dotomi (acquired by ValueClick in 2011 ). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University. Serves as a board member since August 2016 , and was appointed by our shareholder, Marker LLC. Since May 2018 , he is a managing partner and the Chief Financial Officer of Team 8 , a cybersecurity and fintech companies creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018 , Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $ 400 million under management. He serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master ’ s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master ’ s degree in International Studies from the University of Pennsylvania, and a Bachelor of Science in Business Administration from ESADE Business School. Board of Directors Mr. Shoham was Israel country manager at Intel Capital, the venture arm of Intel, until December 2021 . He has over 20 years' experience as a venture capitalist with Intel Capital and, prior to that, as general partner with Genesis Partners, among Israel ’ s most accomplished and successful VC funds (Invested in Checkpoint, Imperva, Kato Networks). Announced exited investments include: Scopus Video Networks (Nasdaq IPO), Sansa Security (ARM), Habana Labs (Intel), and Sedona (Cisco). Independent Director with M - Systems (Nasdaq) from 1995 until $ 1.55 B sale to Sandisk. Entrepreneur and co - founder of VDOnet (sold to Citrix), Butterfly (sold to Texas Instruments) and RF Waves (sold to Vishay). Corporate attorney in Chicago and Tel Aviv, and partner with Goldfarb Seligman. Bachelor in Psychology and educational counselling from Haifa University and JD from Loyola University of Chicago. Ms. Michaeli has over 20 years' experience in multiple financial and operational roles, in small to large global companies. In her last role Ms. Michaeli served as CFO of Twine Solutions Ltd. Prior to that, she was CFO at Cardo Systems Ltd, and before that CFO of Kornit Digital Ltd, where she fulfilled a key position in leading the company to IPO in 2015 . Ms. Michaeli holds a Bachelor ’ s degree in economics and an MBA, both from Tel Aviv University. Yair Shoham Director Lluis Pedragosa Director Osnat Michaeli Director / 22

As of Dec 31, 2024 As of June 30, 2024* As of June 30, 2025* Operations Data $3,064,000 $1,001,000 $1,068,000 Revenue $(240,000) $(85,000) $(151,000) Cost of Revenues $2,824,000 $916,000 $917,000 Gross Profit $(2,893,000) $(1,002,000) $(2,043,000) R&D expenses $(678,000) $(310,000) $(1,061,000) S&M expenses $(2,468,000) $(1,152,000) $(1,231,000) G&A expenses $(138,000) $(417,000) $233,000 Tax and Finance $(3,353,000) $(1,965,000) $(3,185,000) Net Loss As of Dec 31, 2024 As of June 30, 2025* Balance Sheet Data $16,483,000 $13,893,000 Cash and Deposits $17,184,000 $14,539,000 Total current assets $4,911,000 $4,801,000 Total non - current assets $967,000 $1,050,000 Total current liabilities $50,000 $50,000 Total non - current liabilities $21,078,000 $18.240,000 Total shareholders’ equity / 23 Operations & Balance Sheet Summary * The financial results for the periods ended June 30 , 2024 and June 30 , 2025 are unaudited

Securities Outstanding As of June 30 , 2025 15,529,854 Ordinary Shares Outstanding 1,441,776 Options (WAEP: $2.94) 153,367 Warrants (WAEP $6.48) 17,124,997 Fully Diluted Shares Outstanding / 24

BEAMR

Beamr Highlights

Strong cash position

- Beamr closed a follow on offering for gross proceeds of $13.8 million, in February 2024.
- Beamr revenues for 2024: $3M (legacy revenues).
- Strong cash position of $13.9M at Q2-2025 (Cash and Deposits).

Participation in industry leading events

During the first half of 2025, we hosted a webinar about the future of AI video, featuring senior executives from NVIDIA and Oracle

Beamr CEO delivered a keynote at the ACM Mile-High-Video conference, and presented a session on AI-driven video innovation at NVIDIA GTC.

Successful Autonomous Vehicles PoCs

We engaged in multiple Proof of Concepts (PoCs) with AV companies, several of them showing successful results, validating our contribution to this rapidly growing market with currently over 80 AV companies with test vehicles on the road.




GTC
ONE MILLION HOURS PER MODEL


point for any company that wants to save data for legal purposes, for
BEAMR

The Winning Formula For more details: www.beamr.com or www.investors.beamr.com Technology 53 Patents Industry Recognition Leadership Led by a serial entrepreneur World class experts Fast growing markets 20% CAGR Markets with urgent needs Disruptive The first of its kind • Enablement by NVIDIA • Easy to implement • ML - safe video compression Business model Usage - based pricing • Per GB processed • Per hour processed